Exhibit (i)

Reactive statement

Philips reactive statement following Long-term Holter (LTH) monitoring reimbursement update by Novitas Solutions

February 1, 2021

Philips is reviewing the reimbursement rates for certain Long-term Holter (LTH) monitoring services that were published on January 29, 2021 by Novitas Solutions, a Medicare Administrative Contractor (MAC). Reimbursement rates for these LTH monitoring services are to be determined by MACs regionally for 2021, and not nationally through the Centers for Medicare and Medicaid Services (CMS).

On December 18, 2020, Philips and BioTelemetry announced that they have entered into a definitive merger agreement, pursuant to which Philips has commenced a tender offer to acquire all of the issued and outstanding shares of BioTelemetry for USD 72.00 per share, to be paid in cash upon completion. The transaction, which has obtained clearance under the Hart-Scott Rodino Antitrust Improvements Act, is subject to certain other customary closing conditions, and is expected to be completed in the first quarter of 2021.

Within BioTelemetry’s portfolio of ambulatory cardiac monitoring services, the company offers Short-term Holter (STH) monitoring services, LTH monitoring services, Event recorder services, and Mobile Cardiac Outpatient Telemetry (MCOT) services. Each of these services has a distinct reimbursement rate. In addition to these services, BioTelemetry offers diversified services to life science companies and commercial insurers for remote monitoring.

BioTelemetry’s MCOT services represent more than half of the company’s sales, and the reimbursement rate for this service has already been decided nationally for 2021 through CMS. BioTelemetry’s LTH services for Medicare patients represented approximately 2% of its sales in 2020.